

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Nancy Simonian, M.D.
President and Chief Executive Officer
Syros Pharmaceuticals, Inc.
35 CambridgePark Drive, 4th Floor
Cambridge, Massachusetts 02140

Re: Syros Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed January 7, 2021
File No. 333-251941

Dear Dr. Simonian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cynthia T. Mazareas